Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.345% Senior Fixed Rate/ Floating Rate Notes due 2028	$350,000,000	100.000%	$350,000,000	$32,445.00
4.570% Senior Fixed Rate/ Floating Rate Notes due 2033	$450,000,000	100.000%	$450,000,000	$41,715.00

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.